Snipp Expands Reporting and Analytics Capabilities

TORONTO, Nov. 07, 2017 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that it has expanded its reporting and analytics offering with the introduction of SnippInsights, a new portal that provides clients with varying levels of business intelligence and data insights for the promotions, rebates and loyalty programs they run with Snipp.

The company is offering three tiers to clients: SnippInsights Base, SnippInsights Enhanced and SnippInsights Enterprise. SnippInsights Base will be included in the cost of each program, while the Enhanced and Enterprise versions will be offered at additional cost to the customer, thereby producing added revenue for Snipp. “Every brand knows the importance of collecting data, but interpreting and generating insights from that data is another challenge altogether,” stated Atul Sabharwal, CEO of Snipp Interactive. “With our expanded reporting capability, clients have the ability to gain true business intelligence and to create marketing strategies that use that data to its fullest potential.”

SnippInsights Base functions as the common set of core reports offered to all clients for all Snipp programs. This tier includes dynamic visualizations of program data and allows for the creation of dynamic reports and interactive manipulation of data, giving clients a new level of detail in their reporting. The new Base offering has additional enhancements such as an improved UX, enhanced data integrity, faster report execution and the ability to combine multiple campaigns into one report. SnippInsights Base was rolled out to current clients in mid-May to much success and praise.

The SnippInsights Enhanced tier provides users with transcription services, allowing for deeper insights and basket analysis. Reports include average discount per receipt, basket size, receipt total & average values, and basket penetration by items. At the highest level, SnippInsights Enterprise offers clients a completely custom reporting solution to suit their business needs by incorporating the features of SnippInsights Base and Enhanced. Snipp will also offer clients the ability to purchase categorization services of receipts regardless of tier, whereby a more granular analysis of purchase data will be available.

“The importance of SnippInsights for our customers cannot be understated. This tool set represents a revolutionary form of market analysis, giving brands a new way to interpret and design their marketing programs based on verified sales data,” explained CEO Sabharwal. “As customers begin to understand the power and scope of our analysis, we believe that the end-to -end nature of the Snipp platform will become increasingly apparent, making our tools an indispensable part of our customers’ marketing process. This is a very exciting time at Snipp.”

Visit http://www.snipp.com/ for the full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to  differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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